Exhibit (a)(1)(A)

January 25, 2011

Microfluidics International Corporation
30 Ossipee Road
Newton, Massachusetts 02464

Dear Stockholder,

We are pleased to inform you that on January 10, 2011, Microfluidics International Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with IDEX Corporation, a Delaware corporation (“IDEX”), and Nano Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of IDEX. Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a purchase price of $1.35 per Share, which amount is subject to decrease in the sole discretion of Purchaser and in accordance with the laws and rules applicable to tender offers, if the Company’s expenses in connection with the transactions contemplated by the Merger Agreement exceed a specified cap, net to the seller in cash without interest, and subject to any required withholding taxes.

Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on February 24, 2011, after which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will accept for payment all Shares validly tendered pursuant to the offer and not validly withdrawn. If successful, the tender offer will be followed by the merger of Purchaser into the Company, with the Company being the surviving corporation and becoming a wholly owned subsidiary of IDEX. In the merger, Shares not purchased in the tender offer will be converted into the right to receive the same $1.35 per Share cash payment, without interest, paid in the tender offer.

The Board of Directors of the Company has unanimously (1) determined that the tender offer and the merger are fair to, and in the best interests of, the Company and its stockholders, (2) approved and declared advisable the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, and (3) resolved to recommend that the Company’s stockholders accept the offer, tender their Shares in the tender offer and, if required, adopt the Merger Agreement and approve the merger. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER AND, IF NECESSARY, ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

In arriving at its recommendations, the Company’s Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Best regards,

Michael C. Ferrara
President and Chief Executive Officer
Microfluidics International Corporation